NSAR Item 77E - BlackRock MuniYield Fund, Inc. ("MYD")

Eitel Litigation

A purported derivative complaint had been filed by Dolores Eitel and other shareholders of MYD on August 4, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MYD as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to MYD and its common shareholders and committed waste by redeeming MYD's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by MYD as a result of the prior redemptions and injunctive relief preventing MYD from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

821777.01-New York Server 6A MSW - Draft December 20, 2011 - 7:12 PM